Exhibit 99.1

Sundial Reports Third Quarter 2020 Financial Results

CALGARY, AB, Nov. 11, 2020 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") reported its financial and operational results for the third quarter ended September 30, 2020. All financial information in this press release is reported in millions of Canadian dollars, unless otherwise indicated.

THIRD QUARTER 2020 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  Branded net cannabis sales increased to 77% of total cannabis sales from 69% in the previous quarter as Sundial continues to transition from reliance on wholesale to branded retail sales
  Net cannabis revenue for the third quarter of 2020 was $12.9 million, a decrease of 36% over the second quarter of 2020 due primarily to focus on branded retail sales
  Branded product average gross selling price for the quarter remained relatively stable at $5.53 per gram equivalent from $5.67 per gram equivalent in the previous quarter
  Principal amount of debt outstanding decreased by $23 million during the third quarter. A total of $100 million of debt has been eliminated year to date and current cash on hand stands at $60 million
  Cash used from operations decreased by 63% to $5.3 million for the quarter, not including the change in non-cash working capital, financing and investing activities, from $14.3 million during the previous quarter
  Dried bulk cost per gram sold was $1.18, a decrease of 12% from the previous three months ended June 30, 2020. Management is working towards a target cash cost of $0.69 per gram
  General and administrative costs were reduced by 7% from $7.7 million to $7.2 million in the third quarter of 2020 when compared to the previous three months ended June 30, 2020
  Capital raises provided gross proceeds of $26.4 million during the quarter and $48.1 million subsequent to the end of the quarter
  A total of $4.1 million was received under the Canada Emergency Wage Subsidy (CEWS)
  Net loss was $71.4 million in the third quarter; adjusted EBITDA loss increased by 13% over the previous quarter to $4.4 million from $3.9 million
  A property, plant, and equipment impairment provision of $60 million was recorded on the Olds facility and an inventory impairment provision of $19.9 million was recorded on dried cannabis and cannabis extracts

"While our third quarter revenue decreased, we are pleased with the demonstrated improvement in operating discipline, successful cost optimization initiatives and a material reduction of our debt," said Zach George, Sundial's CEO. "Following the announcement of our financial restructuring in June of this year, we have accelerated improvements in our operating practices targeting a sustainable cost structure and a simplified business model that will better enable us to focus on delighting consumers."

"Having entered 2020 with a challenged capital structure, and a disparate business model, our team has moved aggressively to focus our operations and product portfolio to get the very best from our high-quality people and assets," added Mr. George. "We faced some challenges with our cultivation processes this past quarter, but the modular nature of our indoor facility enabled Sundial to quickly adapt to rapidly evolving market conditions and consumer preferences in today's Canadian cannabis market. We firmly believe that the changes we've made to the business these past four months will position Sundial for future success."

THIRD QUARTER 2020 KEY FINANCIAL METRICS

	Gross Revenue	Net Revenue	Gross Margin (1)	Net Loss	Adj. EBITDA
Reported	15,525	12,865	2,606	(71,397)	(4,409)
% Change Q2 2020	-36%	-36%	-9%	-117%	-13%
% Change Q3 2019	-46%	-54%	-66%	16%	29%
(1) Gross margin before inventory impairment and fair value adjustments

THIRD QUARTER 2020 BUSINESS & OPERATIONAL HIGHLIGHTS

 The decrease in net revenue in the third quarter of 2020 can be attributed to:

  Changes to the Company's processes as it continues to adapt its cultivars to meet consumers' expectations, including high THC potency
  The Company's decision to prioritize larger pack formats in flower during the early stages of COVID-19, resulted in a slower than expected ramp-up in pre-roll production. Demand for Sundial's pre-roll products remains strong and capacity constraints have been removed, which should benefit product mix in subsequent quarters
  Many provincial boards have adjusted their inventory stocking and re-ordering practices in response to short-term market demand and inventory management
  Sundial underestimated on-hand inventory on certain SKUs at select customers, which resulted in smaller re-orders in the quarter as the Company continues to move through its inventory depletion

In response to these factors, Sundial is implementing critical changes that have enhanced the Company's cultivation results:

  The modular room design of Sundial's facility has rapidly created a broad set of cultivation statistics. Since inception the company has completed over 600 harvests, including 243 in 2020 and 52 in the third quarter. Sundial has leveraged its data analytics capability to focus on key improvement areas within cultivation. Recently improved cultivation processes have led to Sundial's highest average potency results since inception. Sundial expects to realize benefits from those products in early 2021
  Sundial's commitment to data and science-based decisions has also been supported by the restructuring of our cultivation teams. These changes will be vital to accelerate the momentum of improvements in quality, potency, and cost
  Sundial acquired an expanded library of genetics to better serve evolving consumer preferences and cultivate higher potency products

GROSS MARGIN
Gross margin before inventory impairment and fair value adjustments for the three months ended September 30, 2020 was 20% compared to 14% for the three months ended June 30, 2020. The increase in the gross margin percentage of 6% was mainly due to efficiency gains realized through decreased cost of goods sold and one large LP order.

GROSS SELLING PRICE
Average gross selling price per gram equivalent of branded products was $5.53 per gram in the third quarter of 2020, including net provisions, compared to $5.67 per gram in the prior quarter.  Average gross selling price on branded products held firm despite price compression seen in the market and a decrease in vape sales. Average gross selling price for unbranded flower in the third quarter was $0.84 per gram down from $2.22 per gram. The decrease was due to the monetization of winterized oil, trim and shake inventory at a discounted price.

REVENUE BY FORMATS
Sundial remains focused on delivering premium products with an emphasis on inhalable formats, including flower, pre-rolls and vape cartridges.  Gross revenue from vape cartridge sales was $3.6 million in the third quarter of 2020 representing a 43% decrease from the previous quarter. The decrease in vape sales was due in part by Sundial's SKU increase in the segment along with significant price compressions. Gross revenue from dried flower sales was $11.6 million in the third quarter of 2020 representing a 28% decrease from the previous quarter. Gross revenue from oil sales was $319,000 in the third quarter of 2020 representing an 84% decrease from the previous quarter. The decrease in oil sales was due to a one-time bulk sale to a licensed producer. Sundial was under indexed in the pre-roll format and will increase production in the fourth quarter and into 2021 to meet consumer demand. Sundial is currently undertaking a proactive SKU optimization initiative to ensure top selling SKUs replace less popular products. The Company continues to diversify its product mix with plans for the addition of solventless extracts by the end of the fourth quarter of this year.

KILOGRAMS SOLD
The Company sold 5,819 kilogram equivalents of cannabis in the third quarter of 2020, a 3% decrease over the previous quarter sales of 5,997 kilogram equivalents.

NET BRANDED SALES
The Company continues to focus on increasing its sales to Provincial Boards through continued brand portfolio penetration coast-to-coast, the addition of new formats and supply chain optimization. Branded net cannabis sales in the third quarter of 2020 were $9.9 million compared to $14.0 million in the second quarter of 2020, a decrease of 29%.

COST OF GOODS SOLD PER GRAM EQUIVALENT
Cultivation costs per gram of bulk dried cannabis were $1.18 in the third quarter, compared to $1.34 in the previous quarter. Total cost of goods sold per gram including packaging, shipment and fulfillment costs for the three months ended September 30, 2020 was $1.76 compared to $2.89 for the previous quarter. The decrease of $1.13 per gram was mainly due to a bulk sale to an LP that had a low per gram cost.

SALES, MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs were further reduced by 7% from $7.7 million to $7.2 million in the third quarter of 2020 when compared to the prior quarter. The reduction in the Company's workforce to adjust to market conditions and a focused review of all spending resulted in this decline. Sundial is fully committed to investing in its brands, and as a result sales and marketing expenses increased to $1.1 million from $0.5 million in the previous quarter. These investments will continue to increase in upcoming quarters.

NET LOSS
Net loss from continuing operations for the three months ended September 30, 2020 was $71.4 million compared to a net loss of $32.8 million for three months ended June 30, 2020. The net loss included impairment charges related to inventory ($19.9 million) and property, plant and equipment ($60.0 million) of $79.9 million.

ADJUSTED EBITDA
Adjusted EBITDA from cannabis operations was a loss of $4.4 million for the three months ended September 30, 2020 compared to a loss of $3.9 million for the three months ended June 30, 2020. The increased loss was primarily due to lower net revenue and higher sales and marketing expense, partially offset by lower cost of sales and general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

Through a combination of cash repayments, asset dispositions, equity and equity-linked issuances and debt-for-equity conversions in 2020, Sundial has greatly improved its leverage and cash balance positions.

Highlights include:

  Eliminated $100 million of debt in 2020 as of November 9, 2020. Net debt was reduced by $72 million
  Reduced annualized debt service costs by $31 million through the June 5 restructuring
  Raised gross cash proceeds of $93 million since the June 5 restructuring and received unrestricted government subsidies of $4.1 million, as of November 9, 2020
  As of November 9, 2020, Sundial had $127 million of indebtedness outstanding, including $55 million aggregate principal amount of senior secured convertible notes and $72 million dollars of syndicated bank debt, 439 million common shares outstanding and an available cash balance of $60 million
  The process of converting debt into equity has significantly improved the Company's balance sheet, but has resulted in pressure on the trading price of Sundial's common shares
  Sundial's shareholders have authorized the Board of Directors, subject to required regulatory and stock exchange approvals, to consolidate its outstanding common shares to ensure compliance with the Nasdaq's continued listing standards, and to provide access to a broad universe of investors, access to equity capital and trading liquidity. Further details regarding a potential share consolidation will be announced at a later date

STRATEGIC AND ORGANIZATIONAL UPDATE

Sundial remains confident in its overall strategy of building sustainable, long-term shareholder value through reducing leverage, improving liquidity and cost of capital while optimizing the utilization and output of its production facilities.

  Subsequent to the end of the quarter, Sundial significantly increased its investment in brands through sales and marketing initiatives, including launching a comprehensive holiday campaign in early November (Top Leaf, Sundial and Palmetto) as well as increased its sales capacity with the addition of new sales representatives from coast-to-coast
  Subsequent to the quarter, Sundial renegotiated terms with an external manufacturing partner significantly reducing its costs by over 60% on those products. Sundial expects annual savings in excess of $2 million from this updated arrangement
  Following the quarter end, Sundial has internalized some processing operations that were previously performed by an external manufacturing partner. Sundial expects annual savings in excess of $2 million from this change. The lower costs will enable Sundial to be more competitive with its vape offering
  Following the quarter end, Sundial has undertaken an initiative to further simplify its supply chain and rationalize its SKUs across all brands and formats. The Company is taking a proactive approach with customers to limit SKU proliferation, and maximize shelf space and rate of sale with an optimized portfolio approach
  Subsequent to the quarter end, Sundial entered a sales and distribution agreement with local company Choklat Inc. The new collaboration provides Sundial the opportunity to continue to expand its product portfolio and enter the edible market

STRATEGIC ALTERNATIVES REVIEW

While Sundial remains focused on its core strategy, the Company continues to review potential strategic alternatives to ensure that all opportunities to maximize value are explored. There is no assurance that this review will result in a transaction of any kind, and the Company does not intend to provide any update or additional comment on these matters until the Board approves a specific action or otherwise concludes the review.

COVID-19 UPDATE

The Company continues to monitor daily developments in the COVID-19 pandemic and actions taken by government authorities. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, Sundial continues to implement mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, and social distancing measures. Sundial believes that it can maintain safe operations with these pandemic-related procedures and protocols in place. The Company has not experienced a material impact on its production and processing activities to date related to COVID-19.

NON-IFRS MEASURES

Certain financial measures in this news release, including adjusted EBITDA, working capital and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

	Q3 2020	Q2 2020	% Change	Q3 2019	% Change
Net loss from continuing operations	(71,397)	(32,827)	-117%	(85,487)	16%
Adjustments				—
Finance (income) costs	(18,197)	591	3179%	10,150	-279%
Loss on financial obligation	—	—	0%	59,583	-100%
Depreciation and amortization	1,480	1,277	16%	143	935%
Change in fair value of biological assets	(194)	1,756	-111%	(11,675)	98%
Change in fair value realized through inventory	2,447	6,213	-61%	5,875	-58%
Unrealized foreign exchange (gain) loss	(243)	583	142%	(229)	-6%
Share-based compensation	3,118	3,152	-1%	7,991	-61%
Asset impairment	60,000	—	0%	—	0%
Loss on disposition of PP&E	—	122	100%	19	-100%
Cost of sales non-cash component (1)	1,289	1,549	-17%	1,072	0%
Inventory obsolescence and impairment	19,897	10,026	98%	—	0%
Restructuring costs	1,108	2,363	-53%	—	0%
Transaction costs (2)	364	1,297	-72%	6,315	0%
Government subsidies	(4,081)	—	0%	—	0%
Adjusted EBITDA from continuing operations	(4,409)	(3,898)	-13%	(6,243)	29%
(1) Cost of sales non-cash component is comprised of depreciation expense
(2) Transaction costs are non-recurring costs related to financing

SUNDIAL CORPORATE VIDEO

Sundial launched its new corporate video available to watch on https://www.sndlgroup.com/investors/corporate-video

CONFERENCE CALL

Sundial will host a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on Thursday, November 12, 2020.    A current investor presentation will be available on http://sndlgroup.com/investors at that time.

CONFERENCE CALL ACCESS
Callers may access the conference call via the following phone numbers:
Canada/USA Toll Free: 1-800-319-4610
International Toll: +1-604-638-5340
UK Toll Free: 0808-101-2791
Callers should dial in 5-10 minutes prior to the scheduled start time.

WEBCAST
To access the live webcast of the call, please visit the following link:
http://services.choruscall.ca/links/sundialgrowers20201112.html

REPLAY
A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 5547 #
The webcast archive will be available for three months via the link provided above.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's cost-cutting initiatives, the cost savings expected to be achieved, the Company's ability to obtain new financing and covenant relief, operational goals, demand for the Company's products, the Company's ability to achieve profitability, the development of the legal cannabis market, future financings and the maintenance of production levels. In particular, any failure or delay in obtaining new financing would have a material adverse effect on our liquidity and impair our ability to operate as a going concern.  In such a case, the Company would look to delay investments or capital expenditures and evaluate potential asset sales, but it could be forced to curtail operations or seek relief under bankruptcy or insolvency laws.  In addition, depending on the development of the cannabis market and the Company's ability to capture any growth opportunities, future liquidity issues may continue to arise, which could have a material adverse effect on our business, results of operations and financial condition. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission ("SEC") on March 30, 2020, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 16:31e 11-NOV-20